UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

MACKENZIE REALTY CAPITAL, INC.
(Exact Name of Registrant as specified in its charter)

Maryland (State or other jurisdiction of incorporation or organization)	45-4355424 (I.R.S. Employer Identification No.)
89 Davis Road, Suite 100 Orinda, California (Address of principal executive offices)	94563 (Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act: Title of each class which to be so registered	Name of each exchange on which registered
Common stock, par value $0.0001 per share	Nasdaq

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ?

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ?

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box.  ?

Securities Act registration statement or Regulation A offering statement file number to which this form relates: N/A (if applicable).

Securities to be registered pursuant to Section 12(g) of the Act: None.

Item 1. Description of Registrant’s Securities to be Registered.

The following is a description of the common stock of MacKenzie Realty Capital, Inc. (the “Company” or “we,” “us” or “our”), which is the only class of the Company’s securities to be registered on this Form 8‑A registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This description also discusses the terms (including applicable conversion rights) of the Company’s outstanding Series A and Series B Preferred Stock which, while not being registered under the Exchange Act, is convertible into shares of the Company’s common stock under certain circumstances as described below. The following summary description of our capital stock is not complete and for a more detailed description of these securities, you should refer to the applicable provisions of our Articles of Amendment and Restatement (“Charter”) and our Second Amended and Restated Bylaws (“Bylaws”), each of which has been filed as exhibits to the periodic reports we file with the Securities and Exchange Commission (the “SEC”), as well as to applicable provisions of the laws of the State of Maryland, our state of incorporation, including without limitation the Maryland General Corporation Law (“MGCL”).

Description of the Company’s Equity Securities

The Company was incorporated under the general corporation laws of the State of Maryland on January 27, 2012, and commenced operations on February 28, 2013. We have elected to be treated as a real estate investment trust (“REIT”) as defined under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). On May 20, 2020, we formed an operating partnership, MacKenzie Realty Operating Partnership, LP (the “Operating Partnership”) for the purpose of acquiring and consolidating our wholly owned and majority-owned subsidiaries within an entity that is able to offer tax-advantaged solutions to certain sellers of real property in which we may invest.

Our Charter authorizes us to issue up to 100,000,000 shares of capital stock, 80,000,000 which are initially designated as common stock, $0.0001 par value per share, and 20,000,000 which are initially designated as preferred stock, $0.0001 par value per share. There are no outstanding options or warrants to purchase our stock. No stock has been authorized for issuance under any equity compensation plan. The Company’s fiscal year-end is June 30 and, as a REIT, our tax year is the calendar year ending December 31. Under Maryland law and our Charter, our stockholders are generally not personally liable for our debts or obligations.

Under our Charter, the Board of Directors (the “Board”) is authorized to classify and reclassify any unissued shares of stock into other classes or series of stock without obtaining stockholder approval, provided that the aggregate number of shares of all classes does not exceed the total number of authorized shares. As permitted by the MGCL, our Charter provides that the Board, without any action by our stockholders, may amend the Charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue under our Charter. Additionally, our Charter authorizes our Board, without any action by our stockholders, to classify or reclassify any unissued shares to set or change the preferences, conversion or other rights, restrictions, limitations as to dividends or other distributions, qualifications or terms and conditions of redemption for each class or series. Under our Charter, stockholders are not required to contribute additional capital.

Pursuant to rights granted in the Agreement of Limited Partnership of our Operating Partnership, any Qualifying Party (which is defined to include all limited partners as well as their assignees and certain permitted transferees, but not the general partner) may, subject to our sole and absolute discretion and certain conditions, exchange its limited partnership interests in the Operating Partnership for shares of our common stock or their cash equivalent, at the Company’s election.

We are externally managed by MacKenzie Capital Management, LP (“MacKenzie”) under a turnkey administration agreement dated and effective as of January 1, 2021 (the “Administration Agreement”). MCM Advisers, LP (the “Investment Adviser”), an affiliate of MacKenzie, advises us in our assessment, acquisition, and divestiture of securities under the advisory agreement amended and restated effective January 1, 2021 (the “Amended and Restated Investment Advisory Agreement”). Another affiliate of MacKenzie, MacKenzie Real Estate Advisers, LP (the “Real Estate Adviser”; together, the “Investment Adviser” and the “Real Estate Adviser” may be referred to as “Adviser” or “Advisers” as appropriate) advises us in our assessment, acquisition, and divestiture of real estate assets. We pursue a strategy focused on investing primarily in real estate assets, and to a lesser extent (intended to be less than 20% of our portfolio) in illiquid or non-traded debt and equity securities issued by U.S. companies generally owning commercial real estate. These companies are likely to be non-traded REITs, small-capitalization publicly traded REITs, public and private real estate limited partnerships, and limited liability companies.

Common Stock

In General. Our Charter authorizes us to issue up to 100,000,000 shares of capital stock, of which 80,000,000 are classified as common stock, $0.0001 par value per share. All shares of our common stock have equal dividend, distribution, liquidation and other rights, and have no preference, cumulative, preemptive, conversion or exchange rights. All of the outstanding shares of our common stock are duly authorized, validly issued, fully paid and nonassessable.

Market. Our common stock currently trades over the counter on the OTCQX market under the trading symbol “MKZR,” and we have applied to have our common stock listed for trading on the Nasdaq Capital Market.

Dividend and Distribution Rights. All shares of our common stock have equal rights as to earnings and dividends. Subject to any preferential rights of any series of preferred stock, the holders of common stock are entitled to receive such dividends and other distributions pro rata (payable in cash or property, in the discretion of the Board) as may be declared from time to time by our Board from funds which are legally available for payments of dividends. All of the outstanding shares of common stock are duly authorized, validly issued, fully paid and nonassessable. Our Board determines the amount of each distribution, if any.

As a REIT, we are required to make distributions, other than capital gain distributions, to our stockholders each year in the amount of at least 90% of our REIT taxable income. We may pay such dividends and distributions as shall be necessary for the Company to qualify as a REIT unless the Board determines, in its sole discretion, that qualification as a REIT is not in the best interests of the Company.

If holders of common stock participate in a distribution reinvestment plan or plans, then, during periods that the plan is operating, distributions will be automatically reinvested in additional common stock under the plan unless the holder exercises their right to withdraw from the plan not less often than annually under our Charter.

Liquidation Rights. All shares of our common stock have equal rights as to liquidation, dissolution or winding up. The holders of common stock are entitled to share ratably in the aggregate assets of the Company available for distribution after we pay all debts and other liabilities. The rights of holders of common stock upon liquidation, dissolution or winding up are subject to the terms of any series of preferred stock.

Conversion, Preemption, and Redemption Rights; Sinking Fund Provisions. No shares of our common stock have any preference, cumulative, preemptive, conversion or exchange rights.

Voting Rights. All holders of our common stock are entitled to one vote per share on all matters upon which stockholders are entitled to vote, including elections of directors. Except as provided with respect to any other class or series of stock, the holders of our common stock possess exclusive voting power. Under our Charter, a majority of the outstanding shares may (i) amend the Charter, (2) dissolve the Company, and (iii) approve or disapprove the sale of all or substantially all of the Company’s assets, when such sale is to be made other than in the ordinary course of the Company’s business. Our Charter also provides that the Board of Directors has the exclusive power and authority to adopt, implement and from time alter, amend or repeal the Bylaws of the Company.

Under our Bylaws, directors are elected by the affirmative vote of the holders of a plurality of the all the shares present or represented at the annual meeting of stockholders and entitled to vote thereon, assuming the presence of a quorum. There is no cumulative voting in the election of directors.

Our Charter provides that the number of directors may be increased or decreased from time to time pursuant to our Bylaws by the affirmative vote of at least 80% of the directors then serving on the Board, provided that the Board shall not exceed five directors. Our Bylaws also require that a majority of the directors must be “independent.” Director vacancies may be filled solely by the affirmative vote of a majority of the remaining directors in office, even if less than quorum (and not by our stockholders). Except as may otherwise be provided in the terms of any preferred shares issued by the Company, directors are elected annually.

Restrictions on Transfer; Change of Control. All holders of common stock are subject to the ownership limitations and transfer restrictions set forth in our Charter, designed to protect the Company’s status as a REIT. See “Certain Provisions of MGCL and Our Charter and Bylaws – Restrictions on Ownership and Transfer” below for additional details. The ownership limitations generally prohibit ownership of more than 9.8% of the aggregate of the outstanding shares of common stock by any single stockholder, either beneficially or constructively. The ownership limitations could delay, defer or prevent a change in control of us that might involve a premium price for holders of our common stock, or might otherwise be in the best interest of our stockholders.

Summary of Unregistered Preferred Stock

In General. The following is a summary of the terms of our outstanding Series A Preferred Stock and Series B Preferred Stock, which have been offered and sold by the Company at $25.00 per preferred share (referred to herein as the “Purchase Price” or “Stated Value”) pursuant to a Regulation A+ Offering Statement under the Securities Act of 1933, as amended. While neither the Series A Preferred Stock nor the Series B Preferred Stock is registered under the Exchange Act or listed for trading on any public market, the shares of each such series may be converted into shares of our common stock under certain circumstances as described below.

Preferred Dividend. The holders of the Series A preferred shares will be entitled to receive preferred cumulative cash dividends on each preferred share at an annual rate of 6% on the Stated Value and holders of the Series B preferred shares will be entitled to receive preferred cumulative cash dividends on each preferred share at an annual rate of 12% on the Stated Value, with 3% per annum intended to be paid on a quarterly basis on the applicable dividend payment date and with the additional 9% per annum intended to begin to be paid at the same time and in the same amounts per share with distributions paid per share to the holders of common stock, once holders of common stock have initially received distributions equal to 10% per annum from and after December 31, 2022 on the $7.38 per share NAV applicable to the common stock as of such date, and the remainder of which will be paid no later than at redemption, liquidation or conversion (for each Series, the “Preferred Dividend”). While our Charter sets forth the preferred shares’ preference as to such dividends, there can be no assurance if or when they will be paid. The Board has the ability to suspend the payment of the Preferred Dividend at any time. As of the date hereof, the Preferred Dividend has always been paid on time on all outstanding preferred shares.

Term of Investment. The preferred shares shall continue to accrue a Preferred Dividend until they have been redeemed or repurchased (see below).

Liquidation Preference. Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of our preferred stock will be entitled to receive the following payments (in each case, the “Liquidation Preference” applicable to such series):

Series A Preferred Stock Liquidation Preference - Holders of Series A Preferred Stock will be entitled to be paid, as the Liquidation Preference applicable to such shares, an amount equal to the Stated Value of $25 per share, plus an amount equal to any accrued and unpaid dividends thereon.

Series B Preferred Stock Liquidation Preference - Holders of Series B Preferred Stock will be entitled to be paid the Liquidation Preference applicable to the Series B Preferred Stock, which is dependent on the Accrued Preference Value for each share of such stock. The “Accrued Preference Value” for each outstanding share of Series B Preferred Stock is equal to the sum of (i) the Stated Value of $25.00 per share of Series B Preferred Stock plus (ii) an amount equal to any accrued and unpaid dividends (whether or not authorized or declared) thereon to and including the date of payment of such amount, but without interest.

The Liquidation Preference for each outstanding share of Series B Preferred Stock will be calculated as follows: (i) from the Acquisition Date applicable to such share until the third anniversary of such date, the dollar value of the Accrued Preference Value applicable to such share as of the date such Liquidation Preference is calculated and (ii) from and after the third anniversary of the Acquisition Date applicable to such share, an amount equal to the greater of (A) the dollar value of the Accrued Preference Value applicable to such share as of the date the Liquidation Preference is calculated or (B) an amount equal to the dollar value of the amount of common stock the holder of such share of Series B Preferred Stock would be entitled to receive as of the date the Liquidation Preference is calculated, pursuant to the provisions described below in this summary under the heading “Series B Preferred Repurchase/Additional Conversion Rights.”

Optional Early Redemption Right. Subject to the special redemption rights described below, we may, at our option, redeem shares of Series A Preferred Stock or Series B Preferred Stock, in whole or in part from time to time, for cash during the Early Redemption Period (which began on January 1, 2023 for the Series A Preferred Stock and begins on January 1, 2025 for the Series B Preferred Stock) at a price per share equal to the applicable Liquidation Preference as of the date on which the preferred shares are redeemed (the “Early Redemption Date”). The price per preferred share applicable to any such Optional Early Redemption will be equal to (i) the Liquidation Preference for each share of Series A Preferred Stock and (ii) the Accrued Preference Value for each share of Series B Preferred Stock, in each case as of the applicable Early Redemption Date selected by the Company.

The Early Redemption Date will be selected by us and will be not less than 15 or more than 60 days after the date on which we send notice of the early redemption. Such notice will include: (i) the Early Redemption Date; (ii) the redemption price payable on the Early Redemption Date, including, without limitation, a statement as to whether or not accrued and unpaid dividends will be payable as part of the redemption price or payable on the next dividend payment date to the record holder at the close of business on the relevant dividend record date as described above; and (iii) that dividends on the shares to be redeemed will cease to accrue on such redemption date. If less than all of the preferred shares held by any holder are to be redeemed, the notice mailed to such holder will also specify the number of preferred shares held by such holder to be redeemed.

Any redemption of some but not all of either the Series A preferred shares or the Series B preferred shares will be done on a pro rata basis unless the Board elects to provide the holders of the Series A preferred shares or the Series B preferred shares (as applicable) a “first come, first served” redemption option.

If notice of redemption of any preferred shares has been given and if the funds necessary for such redemption have been set apart by us for the benefit of the holders of any preferred shares so called for redemption, then, from and after the redemption date, dividends will cease to accrue on such preferred shares, such preferred shares will be redeemed in accordance with the notice and will no longer be deemed outstanding and all rights of the holders of such preferred shares will terminate, except the right to receive the redemption price payable upon such redemption without interest thereon. No further action on the part of the holders of such preferred shares will be required.

Special Redemption Rights. In connection with a Special Redemption Event, we have the right to redeem the preferred shares at any time on a date selected by us in our sole discretion (the “Special Redemption Date”) at a redemption price that is equal to the Purchase Price plus an amount equal to all accrued and unpaid dividends thereon to, and including, the Special Redemption Date, even if the Special Redemption Event should occur prior to January 1, 2023 (in the case of the Series A preferred shares) or prior to January 1, 2025 (in the case of the Series B preferred shares). In the case of our exercise of this right in connection with a Special Redemption Event, a holder of Series A Preferred Stock would not have the Conversion Rights described above that would be applicable to an Optional Early Redemption of such shares.

A “Special Redemption Event” means the date on which the shares of common stock are traded on a national securities exchange with at least three market makers or a New York Stock Exchange specialist.

Conversion Right. Upon receipt of notice from us that we intend to redeem the preferred shares pursuant to the Optional Early Redemption Right described above, any holder thereof is entitled to elect instead to receive shares of our common stock as follows with respect to either the Series A Preferred shares or Series B Preferred shares, and holders of the Series B Preferred shares also will have the conversion election described below in the event we exercise the Company’s Special Redemption Right:

(i)
Series A Preferred Conversion Right: Each holder of Series A Preferred shares shall be entitled to elect to receive, in lieu of the aggregate Liquidation Preference for the applicable number of preferred shares, the number of shares of common stock equal to the value of such aggregate Liquidation Preference divided by $10.25.

(ii)
Series B Preferred Conversion Right: Each holder of Series B Preferred shares shall be entitled to elect to receive, in lieu of the aggregate Accrued Preference Value for the applicable number of preferred shares, the number of shares of common stock equal to such aggregate Accrued Liquidation Preference divided by (i) the lower of $10.25 or the Board’s most recent estimated net asset value per share of common stock, if the common stock is not then listed on a national securities exchange or an over-the-counter market as reported by OTC Markets Group, Inc. or another similar organization or (ii) if the common stock is then listed on a national securities exchange or an over-the-counter market as described above, the lower of $10.25 or the volume weighted average of the Last Reported Sale Price per share of common stock as reported on such market for the twenty (20) trading days prior to the Conversion Date (defined as the date of the giving of notice of an exercise of conversion rights and surrender of the underlying shares of Series B Preferred Stock to be converted). For purposes of this calculation, the “Last Reported Sale Price” for the common stock means, at any time that the common stock is listed on a national securities exchange or an over-the-counter market as described above, the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on that date as reported in composite transactions for the principal U.S. national or regional securities exchange on which the common stock is traded.

Series A Preferred Share Repurchase Program; Repurchase Rights. Upon the request of a stockholder, we may, at the sole discretion of the Board, repurchase the Series A preferred shares held by such stockholder as follows:

(i)
Beginning on the day a stockholder acquires their preferred shares (the “Series A Acquisition Date”) and continuing for a one-year period, the purchase price for the repurchased preferred shares will be equal to 88% of the Purchase Price for the preferred shares (or $22 per Preferred Share);

(ii)
Beginning on the first anniversary of the Series A Acquisition Date and continuing for a one-year period, the purchase price for the repurchased preferred shares will be equal to 91% of the Purchase Price for the preferred shares (or $22.75 per Preferred Share);

(iii)
Beginning on the second anniversary of the Series A Acquisition Date and continuing for a one-year period, the purchase price for the repurchased preferred shares will be equal to 94% of the Purchase Price for the preferred shares (or $23.50 per Preferred Share);

(iv)
Beginning on the third anniversary of the Series A Acquisition Date and continuing for a one-year period, the purchase price for the repurchased preferred shares will be equal to 97% of the Purchase Price for the preferred shares (or $24.25 per Preferred Share); and

(v)
Beginning on the fourth anniversary of the Series A Acquisition Date and thereafter, the purchase price for the repurchased preferred shares will be equal to 100% of the Purchase Price for the preferred shares (or $25.00 per Preferred Share).

Notwithstanding the above and subject to the sole discretion of the Board, in the case of the death or complete disability of a stockholder (but not for general redemption requests), for the period beginning on the second anniversary of the Series A Acquisition Date and thereafter, the purchase price for the repurchased preferred shares will be equal to 100% of the Purchase Price for the preferred shares (or $25.00 per Preferred Share).

Further, a stockholder may request that any repurchase be funded with shares of common stock pursuant to the terms of the Conversion Right. That is, if pursuant to the above, the shareholder requests redemption, such redemption may be paid, at the shareholder’s request, in shares of common stock at an issuance price of $10.25 per share, subject to availability of an exemption from registration or an effective registration statement.

If the stockholder requests repurchase at a time when our common stock is listed on a national securities exchange or an over-the-counter market, then we may elect to pay such repurchase amount in shares of Common Stock based on the volume weighted average price per share of common stock for the twenty (20) trading days prior to date of the repurchase, less a 5% discount to account for trading costs.

Series B Preferred Share Repurchase Program; Additional Repurchase and Conversion Rights. Shares of Series B Preferred Stock will not be considered for repurchase by the Company prior to the third anniversary of the Series B Acquisition Date applicable to such shares. Thereafter, upon the request of a stockholder, we may, at the sole discretion of the Board, repurchase the Series B preferred shares held by such stockholder for cash as follows:

(i)
Beginning on the third anniversary of the Series B Acquisition Date and continuing for a one-year period, the purchase price for the repurchased Series B preferred shares will be equal to 97% of the Accrued Preference Value for such Series B preferred shares; and

(ii)
Beginning on the fourth anniversary of the Series B Acquisition Date and thereafter, the purchase price for the repurchased Series B preferred shares will be equal to 100% of the Accrued Preference Value for such Series B preferred shares.

At the option of the holder of any shares of Series B Preferred Stock as to which the Board approves such a repurchase request (or at the option of the Board if the common stock is then listed on a national securities exchange or an over-the-counter market as reported by OTC Markets Group, Inc.), the applicable repurchase consideration may be paid – subject to the availability of an exemption from registration or an effective registration statement – by issuing a number of shares of common stock determined by dividing such amount (A) by the lower of a price of $10.25 per share of common stock or at the Board’s most recent estimated net asset value per share of common stock, if the common stock is not then listed as described above or (B) by the lower of $10.25 per share or a 20-day volume weighted average trading price, if the common stock is then so listed.

Additionally – and again subject to the availability of an exemption from registration or an effective registration statement – a holder of Series B Preferred shares will have the right from and after the third anniversary of the applicable Series B Acquisition Date, in the event the Board declines such a requested cash redemption, to require the Company to exchange such shares of Series B Preferred Stock for shares of common stock in accordance with the timing and valuation criteria described above.

We anticipate processing requests for repurchase by us of shares of either Series A Preferred Stock or Series B Preferred Stock under the Share Repurchase Program on a quarterly basis.

Voting Rights. The affirmative vote of holders entitled to cast a majority of the votes entitled to be cast by holders of outstanding shares of Series A Preferred Stock or Series B Preferred Stock, voting separately as a class, shall be necessary to: (i) authorize or create, or increase the authorized or issued amount of, any class or series of shares expressly designated ranking senior to the Series A Preferred Stock and Series B Preferred Stock with respect to payment of dividends or the distribution of assets upon voluntary or involuntary liquidation, dissolution or winding up of our affairs, or reclassify any authorized shares of Series A Preferred Stock or Series B Preferred Stock into any such shares, or create, authorize or issue any obligations or security exchangeable or convertible into or evidencing the right to purchase any such shares or (ii) approve any amendment, alteration or repeal of any of the provisions of the Charter (including Articles Supplementary establishing the terms of such series), whether by merger, consolidation or otherwise, that would materially adversely affect any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of the Series A Preferred Stock or the Series B Preferred Stock, as the case may be; provided, however, that the amendment, alteration or repeal of any provision of the Charter (including Articles Supplementary establishing the terms of such series) in connection with any merger, consolidation or other event shall not be deemed to materially and adversely affect the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of the Series A Preferred Stock or Series B Preferred Stock, and the holders shall have no right to vote thereon, if, following such merger, consolidation or other event, the Series A Preferred Stock or Series B Preferred Stock remains outstanding with the terms thereof materially unchanged or the holders receive equity securities of the successor or survivor of such merger, consolidation or other event with preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption that are substantially identical to those of the Series A Preferred Stock or Series B Preferred Stock, taking into account that, upon the occurrence of such merger, consolidation or other event, we may not be the surviving entity and the surviving entity may not be a corporation.

Assignment by us. We will have the right to assign the obligations of the preferred shares to a separate corporation provided that such corporation becomes the successor in interest to us.

Non-Certificated Securities

Unless otherwise provided by the Board, we will not issue shares of either common stock or preferred stock in certificated form. Information regarding restrictions on the transferability of our shares that, under Maryland law, would otherwise have been required to appear on our share certificates will instead be furnished to stockholders upon request and without charge. These requests should be delivered or mailed to 89 Davis Road, Suite 100, Orinda, CA 94563.

We or our transfer agent will maintain a stock ledger that contains the name and address of each stockholder and the number of shares that the stockholder holds. With respect to uncertificated stock, we will continue to treat the stockholder registered on our stock ledger as the owner of the shares until the new owner delivers a properly executed form to us or our transfer agent, which form we or our transfer agent will provide to any registered holder upon request.

Right to Dividends

Holders of our common and preferred shares are entitled to receive distributions authorized by our Board and declared by us out of legally available funds.

Some or all of our distributions may be paid from sources other than cash flow from operations, such as from the proceeds of an offering of additional securities, cash advances to us by our Adviser, the sale of our assets, cash resulting from a waiver of asset management fees and borrowings (including borrowings secured by our assets) in anticipation of future operating cash flow until such time as we have sufficient cash flow from operations to fully fund the payment of distributions therefrom.

Our policy is to pay distributions from cash flow from operations. Because we may receive income from interest or rents at various times during our fiscal year and because we may need cash flow from operations during a particular period to fund capital expenditures and other expenses, we expect that from time to time we will declare distributions in anticipation of cash flow that we expect to receive during a later period and we will pay these distributions in advance of our actual receipt of these funds.

We may fund such advanced distributions from third party borrowings, offering proceeds, sale proceeds, advances from our Adviser or sponsors or from our Adviser’s deferral of its base management fee. To the extent that we make payments or reimburse certain expenses to our Adviser pursuant to our Advisory Agreement, our cash flow and therefore our ability to make distributions from cash flow, as well as cash flow available for investment, will be negatively impacted.

We are required to make distributions sufficient to satisfy the requirements for qualification as a REIT for tax purposes. Generally, distributed income will not be taxable to us under the Code if we distribute at least 90% of our REIT taxable income.

Distributions are authorized at the discretion of our Board, in accordance with our earnings, cash flow, anticipated cash flow and general financial condition. The Board’s discretion will be directed, in substantial part, by its intention to cause us to continue to qualify as a REIT.

Many of the factors that can affect the availability and timing of cash distributions to stockholders are beyond our control, and a change in any one factor could adversely affect our ability to pay future distributions. There can be no assurance that future cash flow will support distributions at the rate that such distributions are paid in any particular distribution period.

Under Maryland law, we may issue our own securities as stock dividends in lieu of making cash distributions to stockholders. We may issue securities as stock dividends in the future.

Preemptive and Sinking Fund Rights

Our preferred shares will not be subject to any sinking fund or any preemptive rights to purchase or subscribe for any additional shares of our stock or any other security that we may issue.

Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (i) actual receipt of an improper benefit or profit in money, property or services or (ii) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our Charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law. Notwithstanding the foregoing, no director or officer shall be held harmless for any loss or liability suffered by us and may be liable to us and to any stockholder for money damages unless: (i) the director or officer has determined, in good faith, that the course of conduct that caused the loss or liability was in our best interests; (ii) the director or officer was acting on behalf of us or performing services on our behalf; (iii) such liability or loss was not the result of gross negligence or willful misconduct; and (iv) the agreement to hold harmless is recoverable only out of net assets and not from the stockholders.

Our Charter obligates us, to the maximum extent permitted by Maryland law, to indemnify any present or former director, officer or employee, and any individual who, while serving as our director, officer or employee and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that person may become subject or which such person may incur by reason of his or her service in any such capacity or our Adviser or any of its affiliates or employees or any of the foregoing acting as an agent of ours and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. Our Bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify any present or former director or officer or any individual who, while serving as our director or officer who is made a party to the proceeding by reason of his or her service in that capacity, and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The Charter and Bylaws also permit us, with the approval of the Board or a duly authorized committee thereof, to indemnify and advance expenses to any person who served a predecessor of us in any of the capacities described above and any of our employees or agents or any employees or agents of our predecessor.

Notwithstanding the foregoing, with respect to a director, the Adviser or any affiliate of the Adviser (each, an “Indemnitee”), any indemnification or agreement to hold harmless will only be provided if all of the following conditions are met: (i) the Indemnitee has determined, in good faith, that the course of conduct causing the loss or liability was in our best interests; (ii) the Indemnitee was acting on behalf of or performing services for us; (iii) such liability or loss (A) in the case of an Indemnitee who is an independent director, was not the result of gross negligence or willful misconduct, and (B) in the case of an Indemnitee who is any other director, the Adviser or an affiliate of the Adviser, was not the result of negligence or misconduct; (iv) such indemnification or agreement to hold harmless is recoverable only out of our net assets and not from stockholders. The advancement or reimbursement of funds to a director for legal expenses and other costs incurred as a result of any legal action for which indemnification is being sought is permissible only if all of the following conditions are satisfied: (a) the legal action related to acts or omissions with respect to the performance of duties or services on our behalf; (b) the legal action is initiated by a third party who is not a stockholder or the legal action is initiated by a stockholder acting in his or her capacity as such and a court of competent jurisdiction specifically approves such advancement; (c) the indemnitee provides us with written affirmation of the indemnitee’s good faith belief that the indemnitee has met the standard of conduct necessary for indemnification by us; and (d) the indemnitee provides us with a written agreement to repay the amount paid or reimbursed by us, together with the applicable legal rate of interest thereon, if it is ultimately determined that the indemnitee did not comply with the requisite standard of conduct and is not entitled to indemnification.

Our Charter also provides that we may not provide indemnification to a director, the Adviser or any affiliate of the Adviser or any person acting as a broker-dealer for any loss, liability or expense arising from or out of an alleged violation of federal or state securities laws by such party unless one or more of the following conditions are met: (i) there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the party seeking indemnification; (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to such party; or (iii) a court of competent jurisdiction approves a settlement of the claims against such party and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which our securities were offered or sold as to indemnification for violations of securities laws.

Maryland law requires a corporation (unless its charter provides otherwise, which our Charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (i) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty, (ii) the director or officer actually received an improper personal benefit in money, property or services or (iii) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received unless, in either, case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance or reimburse reasonable expenses to a director or officer in advance of final disposition of a proceeding upon the corporation’s receipt of (y) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (z) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Certain Provisions of the MGCL and Our Charter and Bylaws

The MGCL and our Charter and Bylaws contain provisions that could make it more difficult for a potential acquirer to acquire us by means of a tender offer, proxy contest or otherwise. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with our Board. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.

Our Charter and Bylaws also contain certain legacy provisions that were originally included due to our prior status as a non-traded business development company (“BDC”).  Historically, we were an externally managed non-diversified closed-end management investment company that elected to be treated as a BDC under the Investment Company Act of 1940, but we withdrew our election to be treated as a BDC on December 31, 2020.  Further, on April 29, 2024, our common stock became eligible for trading on the OTCQX Best Market under the ticker symbol of MKZR, so we are no longer a non-traded REIT.  These legacy provisions include provisions in our Charter that established “investor suitability” standards requiring minimum income and net worth standards for purchasers of our securities because there previously was not likely to be a substantial or active secondary market for trading our common equity. Generally, these standards require purchasers to have either (i) a minimum annual gross income of $70,000 and a minimum net worth of $70,000; or (ii) a minimum net worth of $250,000; though purchasers in certain states are required to meet higher minimums, limit the percentage of their net worth invested in us, or purchase a minimum number of shares.  For these purposes, net worth is determined exclusive of home, home furnishings, and automobiles. In the case of sales to fiduciary accounts, these minimum standards have been required to be met by the beneficiary, the fiduciary account, or by the donor or grantor who directly or indirectly supplies the funds to purchase the shares if the donor or grantor is the fiduciary.

The Company intends to propose, for approval by our stockholders, amendments to our Charter that will eliminate these investor suitability standards and other legacy BDC-related provisions, now that we are no longer a non-traded REIT and a public market is available for our common equity securities. Until such amendments are approved, however, the existence of these provisions in our Charter may significantly limit the ability of the Company to engage in new public offers and sales of our securities.

Restrictions on Ownership and Transfer

In order for us to qualify as a REIT under the Code, not more than 50% in value of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals (defined in the Code to include certain entities) during the last half of a taxable year and shares must be beneficially owned by 100 or more persons at least 335 days of a taxable year of twelve months (or during a proportionate part of a shorter taxable year). In addition, certain percentages of our gross income must be from particular activities.

In order to assist our Board in preserving our status as a REIT by complying with the ownership concentration limits described above, among other purposes, our Charter generally prohibits any person (subject to certain exceptions described below) from actually or constructively owning more than:

•	9.8% of our common stock by value or by number of shares, whichever is more restrictive (the “Common Stock Ownership Limit”); or

•	9.8% of our preferred stock by value or by number of shares, whichever is more restrictive (the “Preferred Stock Ownership Limit”).

Our Charter also prohibits any person from:

•	beneficially or constructively owning shares of our capital stock that would result in our being “closely held” under Section 856(h) of the Code or otherwise failing to qualify as a REIT; and

•	making any transfer of shares of our capital stock that, if effective, would result in our being beneficially owned by fewer than 100 persons (as determined under Section 856(a)(5) of the Code).

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our capital stock that will or may violate any of the foregoing restrictions on transferability and ownership is required to give notice immediately to us (or, in the case of a proposed or attempted transaction, to provide us with at least 15 days prior written notice) and, in either case, to provide us with such other information as we may request in order to determine the effect of such transfers or ownership on our status as a REIT.

Our Board, in its sole discretion, may exempt, prospectively or retroactively, a particular stockholder from the Preferred Stock Ownership Limit and the Common Stock Ownership Limit or establish a different limit on ownership (an “Excepted Holder Limit”) if our Board determines that:

•
no person’s beneficial or constructive ownership of Company stock will result in us being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a real estate investment trust under the Code;

•	no individual will own shares in excess of the Preferred Stock Ownership Limit or the Common Stock Ownership Limit; and

•
such stockholder does not and will not own, actually or constructively, an interest in a tenant of ours (or a tenant of any entity owned or controlled by us) that would cause us to own, actually or constructively, more than a 9.8% interest (as set forth in Section 856(d)(2)(B) of the Code) in such tenant (or the Board determines that revenue derived from such tenant will not affect our ability to qualify as a real estate investment trust under the Code).

Any violation or attempted violation of any such representations or undertakings will result in such stockholder’s shares of Company stock being automatically transferred to a charitable trust. As a condition of granting the waiver or establishing an Excepted Holder Limit, our Board may require an opinion of counsel or a ruling from the IRS, in either case in form and substance satisfactory to our Board, in its sole discretion, in order to determine or ensure our status as a real estate investment trust under the Code, as well as such representations and undertakings from the person requesting the exception as our Board may require in its sole discretion to make the determinations above. Our Board may impose such conditions or restrictions as it deems appropriate in connection with granting such a waiver or establishing an Excepted Holder Limit.

In the event of any attempted transfer of our shares of capital stock which, if effective, would result in any person beneficially or constructively owning shares in excess, or in violation, of the transfer or ownership limitations described above (including any applicable Excepted Holder Limit) or result in us being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a real estate investment trust under the Code, then that number of shares of capital stock, the beneficial or constructive ownership of which otherwise would cause such person (referred to in our Charter as a “Prohibited Owner”) to violate the transfer or ownership limitations (rounded up to the nearest whole share), will be automatically transferred to a charitable trust for the exclusive benefit of a charitable beneficiary, and the Prohibited Owner will not acquire any rights in such shares. This automatic transfer will be considered effective as of the close of business on the business day before the violative transfer, subject to the following:

•
if a transfer to a charitable trust, as described above, would be ineffective for any reason to prevent a violation of the restrictions described above, the transfer that would have resulted in such violation will be void ab initio, and the proposed transferee shall acquire no rights in such shares; and

•
any transfer that results in the violation of the restriction relating to our shares of capital stock being beneficially owned by fewer than 100 persons will be void ab initio, and the intended transferee shall acquire no rights in such shares.

Shares held in the charitable trust will continue to constitute issued and outstanding shares of our capital stock. The Prohibited Owner will not benefit economically from ownership of any shares held in the charitable trust, will have no rights to dividends or other distributions and will not possess any rights to vote or other rights attributable to the shares of capital stock held in the charitable trust. The trustee of the charitable trust will be appointed by us and must be unaffiliated with us or any Prohibited Owner and will have all voting rights and rights to dividends or other distributions with respect to shares of capital stock held in the charitable trust, and these rights will be exercised for the exclusive benefit of the trust’s charitable beneficiary. Any dividend or other distribution paid before our discovery that shares of capital stock have been transferred to the trustee are required by our Charter to be paid by the recipient of such dividend or distribution to the trustee upon demand, and any dividend or other distribution authorized but unpaid will be paid when due to the trustee. Any dividend or distribution so paid to the trustee is required to be held in trust for the trust’s charitable beneficiary. Subject to Maryland law, effective as of the date that such shares of stock have been transferred to the trustee, the trustee, in its sole discretion, will have the authority, subject to us not having already taken irreversible corporate action on the basis of any such vote, to:

•	rescind as void any vote cast by a Prohibited Owner prior to our discovery that such shares have been transferred to the trustee; and

•	recast such vote in accordance with the desires of the trustee acting for the benefit of the trust’s beneficiary.

Within 20 days of receiving notice from us that shares of capital stock have been transferred to the charitable trust, and unless we buy the shares first as described below, the trustee will sell the shares held in the charitable trust to a person, designated by the trustee, whose ownership of the shares will not violate the ownership limitations in our Charter. Upon the sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the Prohibited Owner and to the charitable beneficiary. The Prohibited Owner will receive the lesser of:

•
the price paid by the Prohibited Owner for the shares or, if the Prohibited Owner did not give value for the shares in connection with the event causing the shares to be held in the charitable trust (for example, in the case of a gift or devise), the market price of the shares on the day of the event causing the shares to be held in the charitable trust; and

•	the price per share received by the trustee from the sale or other disposition of the shares held in the charitable trust (less any commission and other expenses of a sale).

The trustee may reduce the amount payable to the Prohibited Owner by the amount of dividends and distributions paid to the Prohibited Owner and owed by the Prohibited Owner to the trustee. Any net sale proceeds in excess of the amount payable to the Prohibited Owner will be paid immediately to the charitable beneficiary. If, before our discovery that shares of stock have been transferred to the charitable trust, such shares are sold by a Prohibited Owner, then:

•	such shares will be deemed to have been sold on behalf of the charitable trust; and

•
to the extent that the Prohibited Owner received an amount for such shares that exceeds the amount that the Prohibited Owner was entitled to receive as described above, the excess must be paid to the trustee upon demand.

In addition, shares of stock held in the charitable trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of:

•	the price per share in the transaction that resulted in such transfer to the charitable trust (or, in the case of a gift or devise, the market price at the time of the gift or devise); and

•	the market price on the date we, or our designee, accept such offer.

We may reduce the amount payable to the Prohibited Owner by the amount of dividends and distributions paid to the Prohibited Owner and owed by the Prohibited Owner to the trustee. We may pay the amount of such reduction to the trustee for the benefit of the charitable beneficiary. We will have the right to accept such deemed offer until the trustee has sold the shares of capital stock held in the charitable trust. Upon such a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the Prohibited Owner and any dividends or other distributions held by the trustee will be paid to the charitable beneficiary.

All certificated shares of our capital stock will bear a legend referring to the restrictions described above.

Every owner of 5% or more (or such lower percentage as required by the Code or the regulations promulgated thereunder) of all classes or series of our capital stock, within 30 days after the end of each taxable year, is required to give us written notice, stating such person’s name and address, the number of shares of each class and series of our capital stock beneficially owned by such owner and a description of the manner in which the shares are held. Each such owner must also provide us with such additional information as we may request in order to determine the effect, if any, of such beneficial ownership on our status as a REIT and to ensure compliance with the restrictions on ownership and transfer of our shares. In addition, each stockholder will upon demand be required to provide us with such information as we may request, in good faith, in order to determine our status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

These ownership limitations could delay, defer or prevent a transaction or a change in control of us that might involve a premium price for holders of our common stock, or might otherwise be in the best interest of our stockholders. The foregoing restrictions on transferability and ownership will not apply if our Board determines that it is no longer on our best interest to attempt to qualify, or continue to qualify, as a REIT, or that compliance with such restrictions is no longer necessary in order for us to qualify as a REIT.

Item 2. Exhibits.

The following exhibits are filed as exhibits hereto:

Exhibit
Number	Description

3.1	Articles of Amendment and Restatement (incorporated by reference to Post-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 (SEC File No. 333-181853) filed May 14, 2014).

3.2	Series A Preferred Articles Supplementary (incorporated by reference to the Registrant’s Regulation A Offering Statement on Form 1-A (SEC File No. 024-11503) filed April 12, 2021).

3.3
Series B Preferred Articles Supplementary (incorporated by reference to the Registrant’s Post-Effective Amendment No. 2 to Regulation A Offering Statement on Form 1-A (SEC File No. 024-11503) filed November 13, 2023).

3.4	Second Amended and Restated Bylaws (incorporated by reference to the Registrant’s Current Report on Form 8-K (SEC File No. 000-55006) filed January 12, 2021).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated:  November 7, 2024

MACKENZIE REALTY CAPITAL, INC.

By: /s/ Chip Patterson

Name: Chip Patterson

Title: Chairman and Secretary